PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE November 10, 2008

CANADIAN ZINC REPORTS THIRD QUARTER 2008 RESULTS
STRONG CASH POSITION OF $24.2 MILLION
PERMIT APPLICATIONS START ENVIRONMENTAL ASSESSMENT
MOUs SIGNED WITH LIIDLII KUE FIRST NATION AND NAHANNI BUTTE DENE BAND

Vancouver, British Columbia, November 10, 2008 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the quarter ended September 30, 2008.

As at September 30, 2008, Canadian Zinc had cash, cash equivalents and short term investments of $24.2 million and a positive working capital balance of $23.9 million. Accordingly, the Company believes that it remains in a strong position to further continue its planned exploration, development and permitting activities of the Prairie Creek Mine.

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

During the first nine months of 2008 applications for the main operating permits for the Prairie Creek Mine were submitted to the Mackenzie Valley Land and Water Board (“MVLWB”), which completed its preliminary screening in September 2008.  The applications have now moved on to the next stage of the regulatory process which is environmental assessment by the Mackenzie Valley Environmental Impact Review Board.

A Quarry Permit was issued by Indian and Northern Affairs Canada in February 2008, a Type “B” Water Licence was issued by the MVLWB in March 2008 and authorization was received from Department of Fisheries and Oceans Canada in July 2008, all to carry out rehabilitation of the access road to the Prairie Creek Mine.  The rehabilitation work commenced in July 2008.  The Company’s existing 2003 Land Use Permit and Water Licence were renewed, in September 2008, for two and five years respectively.

Memoranda of Understanding were signed with Parks Canada in July 2008 and with Liidlii Kue First Nation and with Nahanni Butte Dene Band in October 2008.  The Company believes that these important agreements will lead to co-operative and beneficial relationships with these parties and will assist in advancing the Prairie Creek Mine towards production.

At the Prairie Creek Mine ongoing site maintenance continued, including rehabilitation work on the access road, completion of a groundwater well drilling program, further engineering assessments and the removal and destruction of all the sodium cyanide which had been stored in drums on the property since 1982.   A Pre-Feasibility Study, which is being undertaken by SNC Lavalin Inc. is underway focusing on detailed mine planning and scheduling, process design and underground tailings disposal.

The Company reported a net loss for the quarter of $184,000 compared to a loss of $1,000 in the third quarter of 2007. For the nine months ended September 30, 2008, the Company reported a net loss of $559,000 compared to a net loss of $237,000 in the equivalent period in 2007. The increased loss in the 2008 periods was mainly attributable to stock-based compensation expense of $202,000 relating to the vesting of stock options granted in prior periods. There was no equivalent charge in the corresponding periods ended September 30, 2007.

The Prairie Creek Mine:

A major underground tunneling and diamond drilling program led to the completion, in October 2007, of a Technical Report (the “Report”) to National Instrument (“NI”) 43-101 standards, which estimates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.  The Measured and Indicated Resource is capable of supporting a mine life in excess of ten years at the planned 1,000 tonnes per day mining rate.

Risks and Uncertainties

This press release should be read in conjunction with the unaudited financial statements and notes thereto for the three and nine months ended September 30, 2008, and management’s discussion & analysis (“MD&A”) for the quarter ended September 30, 2008, available on SEDAR at www.sedar.com

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business set out below and in the Company’s Annual Information Form for the year ended December 31, 2007, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties as summarized in the Company’s MD&A and in other Canadian and U.S. filings are not the only risks facing the Company.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented herein uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms.  “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com